EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges

	Year Ended December 31
Dollars in millions	2006		2005		2004		2003		2002
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$3,930		$1,942		$1,735		$1,568		$1,821
Less:
Income or loss from equity method investees	50
Add:
Distributed income of equity method investees	20
Fixed charges excluding interest on deposits	841		662		357		346		432

Subtotal	4,741		2,604		2,092		1,914		2,253
Interest on deposits	1,590		981		484		457		659

Total	$6,331		$3,585		$2,576		$2,371		$2,912

Fixed charges
Interest on borrowed funds	$777		$599		$298		$258		$315
Interest component of rentals	64		63		58		59		58
Amortization of notes and debentures					1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts							28		58

Subtotal	841		662		357		346		432
Interest on deposits	1,590		981		484		457		659

Total	$2,431		$1,643		$841		$803		$1,091

Ratio of earnings to fixed charges
Excluding interest on deposits	5.6	4x	3.93	x	5.86	x	5.53	x	5.22	x
Including interest on deposits	2.60		2.18		3.06		2.95		2.67

(1)	As defined in Item 503(d) of Regulation S-K.